Exhibit 99.3

For Immediate Release	November 14, 2005

CANADIAN SUPERIOR RELEASES THIRD QUARTER REPORT TO SHAREHOLDERS
- CONTINUES AGGRESSIVE DEVELOPMENT IN WESTERN CANADA
AND FOCUSES ON COMMENCEMENT OF DRILLING OFFSHORE TRINIDAD

CALGARY, ALBERTA—(CCNMatthews – November 14, 2005) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada releases its 2005 Third Quarter Report to shareholders. The following are excerpts from the “Message to Shareholders” in Canadian Superior’s 2005 Third Quarter Report which can be viewed, including referenced Maps and Figures, in its entirety on Canadian Superior’s website www.cansup.com by following the “FINANCIAL STATEMENTS” link button near the top left of our home page.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

MESSAGE TO SHAREHOLDERS

CORPORATION CONTINUES AGGRESSIVE DEVELOPMENT IN WESTERN CANADA AND FOCUSES ON COMMENCEMENT OF DRILLING OFFSHORE TRINIDAD – COMPANY REPORTS RECORD FIRST NINE MONTHS OPERATING RESULTS – REVENUES UP 30%, CASH FLOW UP 40%, NET EARNINGS $1.6 MILLION

It is a pleasure to present to you the record operating results of Canadian Superior Energy Inc. for the first nine months of 2005 and for the third quarter of 2005. We have been very successful in implementing our strategies for creating high impact opportunities, value and growth with the support of our shareholders. We continue to deliver shareholders a growth strategy based on our ongoing development of Western Canadian cash flows and production with a focus on our Drumheller core area, which includes our recent success in Coal Bed Methane (“CBM”) production, as well as other opportunities we have developed in Western Canada combined with “High Impact” opportunities offshore Trinidad and Tobago and offshore Nova Scotia. Canadian Superior is well positioned for sustained growth as we continue to apply sound business principles in prudently managing our balance sheet in order to be well positioned to pursue our offshore Trinidad and Nova Scotia Projects, as well as continue to grow in Western Canada.

Highlights include:

•                  Record oil and gas revenues of $35.9 million in the first nine months of 2005, up 30% from $27.7 million in the same period in 2004, with record oil and gas revenues of $15.0 million in the third quarter of 2005, up 61% from $9.3 million in the third quarter of 2004;

•                  Record cash flow of $20.0 million, up 40% compared to $14.3 million for the first nine months of 2004, with record cash flow of $8.9 million in the third quarter of 2005, up 96% compared to $4.5 million for the third quarter of 2004;

•                  Record net income of $1.6 million in the first nine months of 2005, up from a net loss of $3.3 million over the same period in 2004 (a net change of $4.9 million compared to 2004), with a record net income of $1.5 million in the third quarter of 2005, up from a net loss of $2.3 million recorded in the third quarter of 2004 (a net change of $3.8 million compared to 2004);

•                  Daily production for the first nine months of 2005, increased to 2,523 boe/d, up from 2,501 boe/d recorded in the first nine months of 2004; in spite an extremely early breakup during the first quarter of 2005, and record rains and flooding during the second quarter, both of which interrupted drilling, completion and tie-in operations;

•                  Daily production for the third quarter of 2005 averaged 2,705 boe/d, up 13%, as compared to 2,401 boe/d recorded for the same period in 2004, and current daily production is approximately 3,100 boe/d;

•                  Drilled or participated in 47 gross wells (20.4 net) in wells in Western Canada in the first nine months of 2005, achieving a 98% drilling success rate, with 26 gross wells (9.8 net) in the third quarter of 2005 with a drilling success rate of 100%;

•                  We are very honoured and privileged to have signed the Production Sharing Contract (“PSC”) for “Intrepid” Block 5(c), offshore Trinidad and Tobago, on July 20, 2005 with the Government of Trinidad and Tobago;

•                  In July we appointed Roger De Freitas as Country Manager (Trinidad and Tobago) and in the third quarter we opened Canadian Superior’s Port of Spain, Trinidad and Tobago drilling office;

•                  In July we successfully completed a private placement with gross proceeds of approximately $11 million to be used for the acquisition, drilling and development of the “Intrepid” Block 5(c) offshore Trinidad and Tobago;

•                  Subsequent to the end of the third quarter of 2005, Canadian Superior has been advised by the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) that the Corporation’s proposal to consolidate its “Mariner” (EL 2409) and “Mayflower” (EL 2406) exploration licences offshore Nova Scotia has been approved, which, when implemented, will extend the term of the “Mayflower” license and free up $10 million of work deposit capital to be applied to drilling the next “Mariner” well.

TRINIDAD AND TOBAGO

We are very honoured and privileged to have signed the Production Sharing Contract (“PSC”) for “Intrepid” Block 5(c), offshore Trinidad and Tobago, on July 20, 2005 with the Government of Trinidad and Tobago. This provides Canadian Superior the right to explore on Block 5(c) which covers 80,041 gross acres and has significant natural gas exploration and development potential off the east coast of the island of Trinidad in this “World Class” basin (Please see Maps, page 2 & upper page 3) where we are preparing for exploration drilling.

We are currently in the process of negotiating a rig contract to allow drilling on the “Intrepid” Block 5(c) in a timely manner. The Corporation is in the final stages of a rig selection process and is currently negotiating a formal contract in this regard, with drilling planned for the end of the first quarter of 2006. In addition, our Exploration Team has continued to evaluate and interpret detailed 3D seismic data over the “Intrepid” Block 5(c) and over nearby producing fields and has identified at least three drillable prospects (Please see Map, lower page 3) and selected a number of drilling locations on these prospects. We have verified that this block has multi-tcf natural gas potential and an example of “Intrepid” Block 5(c) Seismic, at one proposed drilling location, is presented in the Figure on page 4. Also, in the third quarter, in addition to working with this extensive and extremely valuable seismic data set, the Corporation has also been preparing to reprocess the data and full reprocessing of the data started in the last week of October to further assist in finalizing the geological prognosis across the block and at the proposed drilling locations. In addition, extensive offset well data has been obtained from the Trinidad and Tobago Ministry of Energy and Energy Industries and is being used to confirm data already synthesized and confirm final well design engineering.

Also in the third quarter, Canadian Superior appointed Mr. Roger De Freitas as Country Manager of operations in Trinidad and Tobago and has opened a local country office in Port of Spain. The Corporation is aggressively undertaking the necessary procurement and contracting for the provision of the various drilling services and materials and has secured the critical longer lead time casing and wellhead components for the first “Intrepid” well. The wellhead and related components, and several 1000m of casing, costing several million dollars, have been secured and paid for; and as well, the Company is in the process of transferring certain supplies and inventory from its Nova Scotia operations to Trinidad and Tobago for the first “Intrepid” well. The “Intrepid” Block 5(c) has water depths in the range of 150m to 450m and all wells in Block 5(c) will be drilled from a semi submersible drilling rig. In preparation, the Corporation has commenced its environmental assessment and geohazard well site survey work on two of the prospects; and as recently announced, the field program is scheduled for completion in November 2005.

Offshore Trinidad is one of the most coveted oil and gas basins in the world today and we are very excited about commencing drilling on our “Intrepid” Block 5(c). Offshore Trinidad is a “World Class” basin with multiple large exploration and development opportunities as evidenced by recent drilling successes in the Columbus Basin, as well as having well developed, and developing LNG facilities and capacity, and ready access to international markets. 80% of North America’s LNG is supplied from Trinidad and some of the largest producing wells in the world are located in Trinidad close to our acreage (Please see “Intrepid” Block Map, lower page 3). For example, 15 of the top 25 British Petroleum (BP) producing wells world-wide are located in Trinidad.

To assist Canadian Superior in going forward with our planned drilling in Trinidad, the Corporation has entered into a transaction whereby a non-competitive industry partner, Challenger Energy Corp. (“Challenger”), will participate on a promoted basis, paying 1/3 of Canadian Superior’s cost to earn a ¼ interest in Block 5(c). Accordingly, it is Canadian Superior’s intention to operate the drilling of this exciting prospect and retain a 75% interest in the “Intrepid” Block by funding only 2/3 of the total cost of the first “Intrepid” well, which is expected to have an initial cost of approximately U.S. $21 million to drill. Canadian Superior is currently also working with Challenger to provide all Canadian Superior shareholders with a proposed right to participate in Challenger. Challenger will also be participating with Canadian Superior on a similar promoted basis offshore Nova Scotia when Canadian Superior drills its next “Mariner” well.

In addition, in Trinidad and Tobago, we continued to prepare for the first phase of operations on our Mayaro/Guayaguayare (M/G) “Tradewinds” project (Please see Map, upper page 3), a joint venture with the national oil company, the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). This joint venture encompasses two near-shore Blocks (55,000 gross acres) off the east coast of Trinidad where we have the potential to establish significant oil reserves in the heart of a known producing hydrocarbons-bearing structural trend. On the M/G Block, the Corporation is working on the design of a seismic program to evaluate the near-shore block and is planning this program to be shot in 2006 and will commence the environmental work on the M/G Block shortly.

OFFSHORE NOVA SCOTIA, CANADA

Canadian Superior has evolved as the largest public company holder of exploration acreage offshore Nova Scotia with 100% interests in six exploration licences totaling 1,293,946 acres (Please see the Chart & Map, page 5) and is one of the few active operators involved in all three main play types in the basin. The Corporation has the experience and technical capability to drill and operate some of the most complex and technically challenging wells in the world, whether offshore Nova Scotia or in Trinidad and Tobago.

We are pleased to report, that subsequent to the end of the third quarter of 2005, as has been announced by the Corporation, we have been advised by the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) that the consolidation of our deepwater “Mayflower” exploration licence (EL 2406) and our shallow water “Mariner” exploration licence (EL 2409) has been approved by the Government of Canada and the Province of Nova Scotia. We are very pleased to receive this approval and the support of the

Province of Nova Scotia and the Government of Canada and the CNSOPB in putting forward this type of creative incentive to reward and encourage further exploration drilling offshore Nova Scotia.

This consolidation will come into effect upon the drilling of the next “Mariner” exploration well and will allow the work commitments and related work commitment deposits for these two exploration licences (EL 2406 and EL 2409) to be combined, allowing the existing work deposit for “Mayflower”, approximately $10 million, to be applied directly against the costs of drilling Canadian Superior’s next “Mariner” well; in effect, this provides Canadian Superior with $10 million of additional capital to be applied to drilling the next “Mariner” well. The “Mariner” Project lands are located approximately nine kilometres northeast of Sable Island, offshore Nova Scotia, encompassing an offshore area of 101,800 acres (100% Canadian Superior), and directly offsets five significant discoveries near Sable Island, including the ExxonMobil Venture natural gas field. The first exploration well, “Mariner”
I-85, was drilled on this block in 2003/2004 (November 2003 to March 2004). Although this exploration well was abandoned untested by the operator, we are confident that the well established significant potential gas reserves. An independent engineering report has resulted in potential recoverable gas reserve estimates between 211 and 632 BCF on the one “Mariner” structure on which the “Mariner” I-85 well was drilled and evaluated, and we intend to proceed with further drilling on the “Mariner” Block in due course; and, two well sites on the “Mariner” Block have been surveyed in this regard.

Furthermore, upon consolidation, the exploration term for Canadian Superior’s 100% deepwater “Mayflower” license (EL 2406) will be extended for 2 additional years, from the current expiry date of December 31, 2006 to December 31, 2008; and, thereafter, 50% of the licence area will be extended for an additional 2 years to December 31, 2010. Canadian Superior’s “Mayflower” deepwater project exploration licence covers approximately 712,000 acres and mapping to date indicates the presence of five sizeable deepwater prospects. These large prospects (Please see Map & Figure, page 7) are structural and are typically formed by mobile salt tectonics. Canadian Superior plans to take full advantage of the extended exploration term on “Mayflower” and is currently working with a potential partner for its deepwater “Mayflower” prospect. We are planning to proceed in the near future with a high resolution seismic program over the “Mayflower” block to further define targeted structures to enable future drilling and have recently updated our Environmental Impact Assessment in regard to this planned seismic activity.

In addition to Canadian Superior’s “Mariner” exploration project targeting Cretaceous and Jurassic gas bearing sands, we continue to monitor drilling activities near our Abenaki Reef “Marquis” 100% prospects. Our “Marquis Project” lands encompass two exploration licences with approximately 111,000 contiguous acres located in shallow water depths close to the existing Sable Offshore Energy Project producing infrastructure and EnCana’s Deep Panuke discoveries. We also have identified several other large Cretaceous and Jurassic prospects on our 100% “Marauder” and 100% “Marconi” exploration lands which cover an additional 371,000 additional acres offshore Nova Scotia, offsetting the Sable Island area, and subsequent to the end of the third quarter, the Corporation has initiated the environmental impact assessment work required prior to conducting seismic and drilling on these properties (Please see Map, page 6).

WESTERN CANADA

Operations Summary

Concerted emphasis and effort continues to be applied to Western Canada by our exploration and operations teams to maintain and grow our cash flow and production, focusing on developing our Drumheller, Alberta core area and several other drilling opportunities. The Corporation continued its drilling success in the Drumheller area, in the third quarter, with a 100% drilling success rate, and is also particularly pleased with the progress of its Coal Bed Methane (CBM) development project.

Drumheller

In our Drumheller area of Central Alberta, Canada, which is accessible year round and located approximately 60 miles N.E. of the city of Calgary, our Corporation has major acreage and production holdings (Please see Map, page 8) in both conventional Cretaceous plays and in the Horseshoe Canyon and Manville CBM plays. At the end of the third quarter, Canadian Superior held 181,515 gross acres (121,122 net acres) of land at Drumheller in this multi-zone area. Over 85% of the Corporation’s production comes from this area and the Company remains focused on both exploration and development in conventional as well as Coal Bed Methane (CBM) plays. The third quarter of 2005 was another successful period for Canadian Superior as the Corporation drilled or participated in 26 wells. Of these, 5 (4.5 net) were conventional wells, and 21 (5.28 net) were CBM. The conventional wells have all been cased and are either producing, or waiting on completion or tie-in. Also, two successful re-completions commenced in the third quarter. In addition, the Corporation is currently optimizing production by installing pipeline loops and compression modification.

On the CBM front, 21 wells were drilled and completed by an industry partner and are awaiting final tie-in into the recently completed pipeline/compression gas gathering infrastructure. With this latest round of CBM drilling and ones slated for the fourth quarter of 2005, the Corporation plans to have over 50 gross CBM wells tied-in by the end of the year. The Drumheller area is in the heart of recent coal bed methane development in Western Canada where Canadian Superior has one of the largest concentrated high working interest land positions with approximately 108 sections (over 69,000 net acres).

The Corporation drilled or participated in 26 wells in the third quarter, with a drilling success rate of 100% achieved; and accordingly has drilled or participated in 47 gross wells (20.4 net) in the first nine months of 2005 achieving a very notable drilling success rate of 98%.

The CBM potential that is present under Canadian Superiors land is held in two separate zones which are the upper Cretaceous and the upper Mannville (Please see Map, page 9). All of Canadian Superior’s CBM activities to date have been from the Horseshoe Canyon coals of the upper Cretaceous. This zone is a dry coal and should produce from 50 - 200 mcf/d per well. To date, this play is drilled on three to four wells per section basis with each section having between ½ - 1 ½ BCF of resource associated with it. Estimates of the resource potential for the Horseshoe Canyon under the Corporation’s land are approximately 53 – 95 BCF. The other major CBM play in the Drumheller area is the Mannville coals. These coals are situated deeper in the section and must be de-watered to maximize gas production. Production histories have not been established for this zone but resource potential under the Corporation’s lands is estimated to be approximately 205 – 508 BCF. As an indicator of the latent land value of our CBM acreage in this area, recent land sale prices in the Drumheller area for coal bed methane rights have exceeded $250,000 per section (approximately $390 per acre). Internal Geological calculations on the reserve potential for CBM estimate that on a P50 basis, the net sales reserve potential in both Horseshoe Canyon and Manville CBM is 124 BCF, with a P50  value potential in both Horseshoe Canyon and Mannville CBM of $126 million.

These estimates ($126 million) do not include Canadian Superior’s CBM land in the Wildunn area located in the S.E. portion of the Drumheller area. The encouraging results to date achieved by Canadian Superior and its partners on a very small portion of Canadian Superior’s non-operated land will be utilized by the Corporation to provide a solid foundation for development of this extensive CBM potential that exists over our large operated high working interest acreage base within the Drumheller area

Other activities in the Drumheller area include the start up of two 3-D seismic surveys for conventional drilling on our extensive holdings that have both been approved and are in the preliminary stages of permitting and survey. These programs should be completed by mid fourth quarter and will generate several more follow up locations in the Drumheller area. Early fourth quarter also brought more drilling activity to the Drumheller area in the form of 6 gross (4.34 net) new wells. Four of these wells are conventional and are awaiting completion and two are operated CBM wells drilled to further evaluate the extent of the Horseshoe Canyon play type. Additional land acquisitions are also expected in the later part of the fourth quarter to enhance the Corporations position in this core area.

Additional Western Canadian Opportunities

Canadian Superior also holds operated high working interests in a number of other Alberta and British Columbia properties (Please see Map, page 10) that are primarily in winter access areas. These other areas total an aggregate of 98,000 gross acres (78,729 net acres) in Alberta and 13,286 gross acres (11,114 net acres) in British Columbia.

Boundary Lake / Teepee

Attention is being given to these and other higher reward, medium risk areas that are located in Central and North Central Alberta. Wells are expected to spud in both Boundary Lake and the Teepee areas in the 2005/2006 winter drilling season. Additional lands have been acquired in the Boundary Lake area and several contingent locations on these lands are pending the outcome of the winter drilling program.

Windfall / Pine Creek / Giroux Lake

This area also offers multi-zone potential with higher reward, medium risk targets. Of the two wells that were drilled last winter in the Windfall/Pine Creek area, one of these wells (100% W.I.) has been tied in and is currently producing at 850 mcf/d (140 BOE/d). The second non-operated well (40% W.I.) awaits tie-in due to rainy conditions in the area this spring, summer and fall. It is anticipated to be tied-in in December of this year. Additional plans also include a re-completion of an existing well bore and this operation will happen in November. Lands were also purchased in the Windfall area in very early November which will help add to our inventory of drilling locations. The Giroux Lake property is under evaluation and this may also spawn a well location for early 2006. The corporation continues to explore in these areas with a view towards further expanding its production base.

British Columbia – Parkland, Altares and Umbach

As reported in the Corporation’s 2005 second quarter, several transactions are underway in the Parkland, Altares and Umbach areas. While Canadian Superior will continue to focus on its Alberta properties, it does intend to remain active in these British Columbia properties as a non-operating partner or in an override position.

FINANCIAL HIGHLIGHTS

We are very pleased to report that oil and gas revenue before royalties, cash flow from operations and net income has all increased in 2005. For the first nine months of 2005, oil and gas revenues of $35.9 million were achieved, up 30%, as compared to 2004 revenues of $27.7 million for the same period. Oil and gas revenues before royalties during the third quarter of 2005 increased to $15.0 million, up 61%, as compared to $9.3 million in the third quarter of 2004. The revenue increases are due to increased production volumes brought on in the third quarter of 2005 as well as higher average prices achieved.

For the nine months ended September 30, 2005, cash flow of $20.0 million was achieved, up 40% from $14.3 million for the same period in 2004. Cash flow from operations in the third quarter of 2005 increased to $8.9 million, up 96%, from $4.5 million recorded in the third quarter of 2004. Higher product prices received in 2005, combined with increased product volumes, were the primary contributor to the cash flow increases.

Furthermore, in the first nine months of 2005, the Corporation posted a net income of $1.6 million ($0.01 per share) compared to a net loss of $3.3 million ($0.03 per share) over the same period in 2004; a net change of $4.9 million compared to 2004; and a net income of $1.5 million ($0.01 per share) in the third quarter of 2005 up from a net loss of $2.3 million ($0.02 per share) recorded in the third quarter of 2004; a net change of $3. 8 million compared to 2004.

We are also pleased to report that the current daily production is approximately 3,100 boe/d; and that daily production for the third quarter of 2005 averaged 2,705 boe/d, up 13%, as compared to 2,401 boe/d recorded for the same period in 2004. The increased production was the result of increased well tie-ins and operational efficiencies achieved in the third quarter which were previously hampered by unusually wet weather conditions earlier in 2005. Average daily production for the nine months ended September 30, 2005, increased to 2,523 boe/d, up from 2,501 boe/d recorded in the first nine months of 2004; in spite an extremely early breakup during the first quarter of 2005, and record rains and flooding during the second quarter, both of which interrupted drilling, completion and tie-in operations in the first half of the year

The average sales price for the third quarter of 2005 was $60.21/boe ($9.86/mcf for natural gas and $63.60/bbl for oil and NGLs) up 43% from $42.01/boe in 2004 ($6.41/mcf for natural gas and $48.94/bbl for oil and NGLs). Average sales prices for the first nine months of 2005 averaged $52.13/boe ($8.42/mcf for natural gas and $57.35/bbl for oil and NGLs) up 29% from $40.38/boe recorded in 2004 ($6.68/mcf for natural gas and $40.52/bbl for oil and NGLs). Gas volumes of 12,345 mcf/d during the third quarter of 2005 increased 18% compared to 10,490 mcf/d in the same period in 2004, while oil volumes remained relatively flat at 647 bbls per day in the third quarter of 2005 from an average of 653 bbls per day produced in 2004. Nine month average gas volumes of 11,609 mcf/d for 2005 were up 3% from 11,263 mcf/day recorded over the same period in 2004 while oil volumes of 588 bbls/d for the nine months were down 6% from 2004 sales of 624 bbls/d.

LAND INVENTORY

Our undeveloped land acreage in Western Canada at the end of the third quarter of 2005 was approximately 165,181 gross acres (140,735 net acres) with an average working interest of 85%.

Canadian Superior is the largest public company holder of exploration acreage offshore Nova Scotia, where Canadian Superior currently holds 100% working interests in six licences covering an aggregate of 1,293,946 acres.

In Trinidad and Tobago, Canadian Superior’s Mayaro/Guayaguayare (M/G) “Tradewinds” joint venture lands cover 55,000 gross acres and our “Intrepid” Block 5(c) covers 80,041 gross acres. Total acreage is 135,041 gross acres, resulting in Canadian Superior becoming a significant strategic acreage holder in Trinidad and Tobago.

CORPORATE RESPONSIBILITY AND COMMUNITY INVOLVEMENT

Canadian Superior is a strong advocate of direct corporate involvement in communities contributing to, or affected by, its activities. We believe that direct community involvement enhances our ability to properly achieve common goals. We actively support community and charitable programs and initiatives and we encourage our staff and management to do the same. Significant efforts are exerted to ensure that we have a responsible and responsive corporate presence. We conduct regular discussions with community representatives and stakeholders and we take care to ensure that planned activities are fully explained. Our attitude of direct involvement with local communities is consistently supported by sponsorship of community programs.

Canadian Superior is a sponsor of urban and rural communities, charitable organizations and sponsorships including cancer research in Alberta. This included the Corporation again being a major sponsor of the Calgary Stampede in July, and also in June of this year, the Corporation being the major sponsor of 4H on Parade which is one of the largest rural youth agricultural shows in North America and the largest rural youth agricultural show in Canada. In addition to these efforts in Western Canada, both in Trinidad and Tobago and in Nova Scotia, Canadian Superior’s contributions include significant support to education and training, as well as to oil and gas related research and development activities, for students enrolled in undergraduate education programs.

In summary, we look forward to continuing to actively support programs related to the communities and stakeholders that support our corporate objectives and growth strategies.

OUTLOOK – 2005 and Longer Term

Accordingly, in reviewing the Corporation’s 2005 achievements, we have been very successful in implementing our strategies for creating high impact opportunities, value and growth with the support of our shareholders.

We continue to strive to deliver shareholders a growth strategy based on continued development in Western Canada of cash flow and production focusing on our Drumheller core area, and on other opportunities we have developed in Western Canada, including our evolving Coal Bed Methane (“CBM”) opportunities.

Furthermore, in terms of “High Impact” opportunities in a “World Class” basin, we are very excited about commencing our planned drilling in Trinidad and Tobago on our “Intrepid” Block 5(c) in the new year and proceeding with further drilling offshore Nova Scotia on our “Mariner” Block in due course.

Respectfully submitted on behalf of the management, staff and Board of Directors of Canadian Superior Energy Inc.

CANADIAN SUPERIOR ENERGY INC.
per

Greg S. Noval
Chief Executive Officer
November 14, 2005

HIGHLIGHTS

The following table sets forth selected financial information of Canadian Superior Energy Inc. for the periods indicated:

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30			September 30
			%			%
	2005	2004	Change	2005	2004	Change
Financial:
($000’s except per share amount)
Oil and gas revenues	$14,982	$9,282	61%	$35,910	$27,670	30%
Cash flow from operations	$8,871	$4,526	96%	$19,989	$14,274	40%
Per Share	$0.08	$0.04	100%	$0.18	$0.13	38%
Net earnings (loss)	$1,495	$(2,267)	166%	$1,613	$(3,304)	149%
Per Share	$0.01	$(0.02)	150%	$0.01	$(0.03)	133%
Capital expenditures	$16,703	$10,477	59%	$30,180	$33,493	-10%
Net debt including working capital	$12,451	$14,408	-14%	$12,451	$14,408	-14%
Weighted average common shares outstanding	111,972	107,997	4%	110,602	105,767	5%

Production and Pricing:

Natural Gas
Average daily Production (mcf/d)	12,345	10,490	18%	11,609	11,263	3%
Average Sales Price ($/mcf)	$9.86	$6.41	54%	$8.42	$6.68	26%
Oil & NGLs
Average Daily Production (bbls/d)	647	653	-1%	588	624	-6%
Average Sales Price ($/bbl)	$63.60	$48.94	30%	$57.35	$40.52	42%
Barrels of Oil Equivalent (6:1)
Average Daily Production (boe/d)	2,705	2,401	13%	2,523	2,501	1%
Average Sales Price ($/boe)	$60.21	$42.01	43%	$52.13	$40.38	29%

Wells Drilled
Gross	26.0	9.0	189%	47.0	19.0	147%
Net	9.8	8.3	30%	20.4	15.0	36%

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com